United States securities and exchange commission logo





                             April 27, 2022

       Zheng Wei, Ph.D.
       Chief Executive Officer
       Connect Biopharma Holdings Limited
       Science and Technology Park
       East R&D Building, 3rd Floor
       6 Beijing West Road, Taicang
       Jiangsu, the People   s Republic of China 215400

                                                        Re: Connect Biopharma
Holdings Limited
                                                            Registration
Statement on Form F-3
                                                            Filed April 15,
2022
                                                            File No. 333-264340

       Dear Dr. Wei:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed April 15, 2022

       Cover Page

   1.                                                   Please provide
prominent disclosure here disclosing that you were provisionally identified by the Commission on
April 12, 2022 under the HFCAA. Refer to

https://www.sec.gov/hfcaa. Please also revise your disclosure in the sales agreement prospectus accordingly.
 Zheng Wei, Ph.D.
FirstName   LastNameZheng   Wei, Ph.D.
Connect Biopharma    Holdings Limited
Comapany
April       NameConnect Biopharma Holdings Limited
       27, 2022
April 227, 2022 Page 2
Page
FirstName LastName
Our Company, page 3

2. Prominently disclose each permission that you, or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also revise your disclosure in the sales agreement prospectus accordingly.
3. We note your disclosure on pages 3 and S-7 relating to the risk that your securities may be prohibited from trading under the Holding Foreign Companies Accountable Act as early as 2024 if the PCAOB is unable to inspect or fully investigate your auditor. Please revise to clarify that if the PCAOB determines that it cannot inspect or fully investigate your auditor, your securities could be prohibited from trading and that as a result, an exchange may determine to delist your securities.
Cash Transfer and Dividend Payment, page 6

4. Please update your disclosure to disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail. Please also revise your disclosure in the sales agreement prospectus accordingly. Summary of Risk Factors, page 7

5. In your summary of risk factors here and in your sales agreement prospectus, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
6. We refer to your summary risk factor on pages 7 and S-8 that PRC government agencies may exert more oversight and control over offerings that are conducted overseas and non-
         PRC investment in PRC-based issuers. Please revise to specifically acknowledge the risk that such oversight and control by the PRC government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Zheng Wei, Ph.D.
FirstName   LastNameZheng   Wei, Ph.D.
Connect Biopharma    Holdings Limited
Comapany
April       NameConnect Biopharma Holdings Limited
       27, 2022
April 327, 2022 Page 3
Page
FirstName LastName
Enforcement of Civil Liabilities, page 43

7. Please expand your disclosure to specifically discuss whether you have officers or directors located in China, and if so, address the difficulty of bringing actions and enforcing judgments against individuals located in China. Please also include relevant summary risk factor and risk factor disclosure, as applicable. Please also revise your disclosure in the sales agreement prospectus accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jane Park at 202-551-7439 or Jason Drory at 202-551-8342 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Michael Sullivan, Esq.